

May 9, 2011

Anna Vechera, President of Anvex International, Inc.
c/o Incorp Services, Inc.
2360 Corporate Circle, Suite 400
Henderson, Nevada 89074-7722

> **Re: Anvex International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on April 27, 2011**
> **File No. 333-173039**

Dear Ms. Vechera:

We have reviewed your registration statement and response letter filed on April 27, 2011 and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page, page 3

1. We note your response to comment two in our letter dated April 20, 2011. We also note your statement in the first paragraph on page 17 that you expect to <u>complete</u> your public offering within 240 days after the effectiveness of the registration statement. However, your disclosure in the last sentence of the first paragraph of the prospectus cover page indicates that the offering will terminate at the earlier of when you decide to terminate it or when the offering is fully subscribed for. Please revise this sentence so that it is clear that you expect to offer and sell the shares within two years from the effective date of the registration statement.

Description of Business, page 22

2. We note your response to prior comment 11 of our letter dated April 20, 2011. Your audited balance sheet at February 28, 2011 on page F-2 reflects current assets of $3,500 and current liabilities of $3,900, therefore, it appears to us that your working capital is ($499) as of this date. Please revise your statement accordingly.

You may contact Melinda Hooker at (202) 551-3732 or, in her absence, John Cash, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Joe Laxague, Esq. (*via facsimile at* (702) 944-7100)
        Cane Clark LLP
        3273 Warm Springs Rd.
        Las Vegas, Nevada 89120